Exhibit 99.3

NEWS RELEASE
10 July 2003

Wolseley plc

Pre-Close Period Trading Statement and Acquisition Update

Wolseley plc, the world’s largest specialist trade distributor of plumbing, heating and building materials products issues its regular trading statement prior to entering its close period and provides an update on acquisitions not previously announced. The preliminary results for the 12 months ending 31 July 2003 are due to be announced on 23 September 2003.

Overview

Trading conditions in the group’s principal markets over the last four months have been broadly in line with comments made in our interim announcement on 17 March 2003, although the unusually adverse weather conditions in the USA over the last few months have been unhelpful.

On a constant currency basis, sales and trading profit for the eleven months ended 30 June 2003 are up by 7.1% and 2.7%, respectively. After taking account of currency translation, group sales are up by 1.4% although trading profit is slightly below last year, primarily due to an adverse currency translation effect of £20 million.

Further details of market conditions in each of the group’s business segments are set out below.

North American Plumbing and Heating Distribution

The picture in the USA continues to vary both geographically and by market sector. Sales in local currency for the eleven months to 30 June 2003 in the US plumbing operations are 6.2% up on the prior year.

The industrial and commercial sector remains the weakest segment and is unlikely to show any significant improvement before spring 2004. Housing related activity has held up well, although, as previously reported, there has been more emphasis on entry level housing compared to high end housing which has softened due to the relative weakness of the economy. With more than 5 million existing homes sold annually, the market is increasingly focusing on repair and remodelling.

The integration of Wolseley’s US plumbing operations continues and increased throughput at the distribution centres, together with careful control of the cost base, has resulted in a small improvement in the net margin for the 11 months to 30 June 2003 compared to the same period last year. The business remains on track to achieve a 6% trading margin in the 2004 financial year, a year ahead of schedule.

The Canadian market has been strong overall despite softness in Ontario and Alberta and the impact of SARS affecting Toronto. In local currency terms, Wolseley Canada has achieved double-digit sales and trading profit growth for the eleven months to date.

US Building Materials Distribution

Encouragingly, aggregate US housing starts remain robust at an average of around 1.6 million starts per annum and the inventory of unsold houses has recently fallen to a four-year low of 3.5 months, compared to the long-term average of around six months. However, the wide regional variations, previously reported, continue in this business with certain markets continuing to soften.

Commodity lumber prices, which directly affect approximately 40% of Stock’s product range, have continued to be well below the historic norm due to excess global supply. Average lumber prices for the eleven months to 30 June 2003 of $286 per thousand board feet are more than 8.6% down on the prior period average of $313. Lower lumber prices have had the effect of reducing Stock’s local currency sales by $67 million (2.7%) in the current eleven-month period compared to the same period last year. Although June’s lumber price of $303 was the highest monthly average seen in this financial year, it is too early to assess whether this is sustainable. There is unlikely to be any benefit in the current financial year from higher lumber prices due to the usual delay in passing on price increases to customers.

Sales in US$ were flat for the first eleven months. Trading profits are down more than 8.6% compared with the prior period, primarily due to the effect of lower lumber prices.

The restructuring of this business is on track to achieve improved market focus and reduce the cost base. These measures are intended to achieve cost savings of $5 million in the 2004 financial year and $10 million in 2005. There remain significant opportunities for the group in this market, one in which Stock has a relatively low market share.

European Distribution

Of the European markets which the group services, the UK has been the most positive in the current financial year where demand in the repairs, maintenance and improvement sector remained strong. Despite the weakness in the industrial and commercial markets, Wolseley’s > UK operations recorded double-digit sales growth in the first eleven months. The > impact of the recent investments in the two new distribution centres means that > profits have grown less quickly. As anticipated, the second half trading margins to date are well up on the equivalent period last year although this is unlikely to be quite sufficient to restore margins as a whole to the level of the previous year.

The markets across the Continental European businesses continue to be challenging and are likely to remain so for the remainder of this calendar year. However, the majority of businesses are showing marginal sales and profit growth.

Sales in France are flat on last year as the benefits from an improvement in public works programmes are more than offset by the poor industrial environment. The trading margin has improved slightly. As the acquisition of Pinault Bois & Materiaux (“PBM”) only completed on 7 July 2003 the impact on the full year results to 31 July 2003 will be limited, but the acquisition will offer opportunities for creating synergies within the group in the future.

Financial

The group’s cash flow and financial position remains strong. Group gearing, as at 30 June 2003 is around 31% at current exchange rates (compared to 34.6% at 31 January 2003). The interest charge is running well below the level of the previous year and interest cover for the year to 31 July 2003 is expected to be substantially over twenty times based on operating profit. As at 30 June 2003, on a pro forma basis after the PBM acquisition, gearing would be 53% and interest cover 13 times. The working capital to sales ratio for the group continues to show a favourable trend.

Outlook

Whilst the translation effect of the weak US$ impacts upon the reported numbers, the underlying performance of the group remains strong against a background of mixed market conditions. These factors are unlikely to change significantly in the short term. The Wolseley board is confident that the group’s strong financial position and strategy to deliver value enhancing opportunities from organic and acquisitive growth will continue to stand the group in good stead over the long term.

Acquisitions

Six additional distribution businesses in Europe and the USA have recently been acquired for an aggregate consideration of approximately £51 million in cash.

These acquisitions bring Wolseley’s total spend on acquisitions, including debt acquired, since 1 August 2002, to approximately £513 million. Goodwill related to these acquisitions is estimated to be around £222 million. In total, the 23 acquisitions completed are expected to add approximately £1,105 million to group turnover in a full year.

Details of the additional six businesses acquired, none of which has previously been announced, are set out below.

European Distribution

The European Distribution business acquired four companies for a total consideration of £42m. In a full year these businesses would expect to generate turnover of approximately £80 million.

In April, Brossette, in France, acquired Distritherm, a spare part distributor with net assets of £0.6 million.

In May, Wolseley Centers acquired Thomson Brothers, a long established distributor of architectural ironmongery, tools and fixings. The acquisition of Thomson Brothers, which had net assets of £4.7 million, complements the group’s existing “Heavyside” Builder Center business.

In June, Wolseley Centers completed the acquisition of Bathstore.com. Bathstore, with net assets of £3.7 million, is a retail bathroom operation with 33 branches around the UK and complements Wolseley’s existing retail operation, “Just Bathrooms”.

In July, Wolseley Centers acquired Galley Matrix (“GM”) a distributor specialising in kitchen appliances and sink tops. GM provides a nation-wide distribution service to builders and plumbers merchants, developers, building contractors, kitchen boutiques and high street stores. The product and customer base complements that of Broughton Crangrove. GM’s net assets were £1.8 million.

North America Plumbing and Heating Distribution

The North American Plumbing and Heating business acquired two businesses for a total consideration of £9 million. In a full year these businesses would expect to generate turnover of approximately £25 million.

Ferguson has acquired Huskey, a wholesale distributor of appliances and lighting to the builder sales market in Hampton Roads, Virginia. Huskey had net assets of £0.6 million.

Ferguson also acquired A1 Pipe. Based in Philadelphia and with locations across Pennsylvania, New Jersey and Maryland, A1 Pipe is a “bolt on” to Ferguson’s existing business in the waterworks market. A1 Pipe’s net assets were £3.3 million.

The segmental split of the total acquisition spend since 1 August 2002 has been:

Division	No. of	Spend £
	Acquisitions	million

European Distribution	13	452
US Building Materials Distribution	3	35
North American Plumbing & Heating	7	26
Distribution
TOTAL	23	513

Charlie Banks, Group Chief Executive of Wolseley said:

“The underlying performance of the group remains strong demonstrating the resilience of our business arising from our wide geographic spread and broad product base. With a tight focus on costs and a strong balance sheet, Wolseley is well placed to deliver its growth strategy both organically and through bolt on acquisitions. We have made considerable progress over the last eleven months with the recent completion of PBM and the additional acquisitions we have announced today, further strengthening both our European Distribution and our North American Plumbing and Heating network.”

Exchange Rates

The average profit & loss account translation rate for the first eleven months was $1.59 to the £1 compared to $1.45 for the comparable period last year, a fall of just over 9%.

The following exchange rates have been used with the six acquisitions noted above:

£1 = $1.65, £1 = €1.45

Trading profit, a term used throughout this announcement, is defined as operating profit before goodwill amortisation. Trading margin is the ratio of trading profit to sales stated as a percentage.

This Trading Statement contains certain forward-looking statements as defined under US legislation (Section 21E of the Securities Exchange Act of 1934). By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements.

FURTHER INFORMATION:

Wolseley plc	Brunswick Group Ltd
Tel: 0118 929 8700	Tel: 020 7404 5959

Steve Webster – Group Finance Director	Andrew Fenwick
Guy Stainer – Head of Investor Relations	Nina Richmond

There will be analyst/investor meetings today at 9.00 a.m. and 11.30 a.m. taking place at UBS, Finsbury Square, London, EC2.

A dial-in facility will be available for these meetings by calling +44 (0) 207 568 8000

Participant pin for 09.00	535390
Participant pin for 11.30	392232

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